CONVERSION BLOCKER AGREEMENT

THIS CONVERSION BLOCKER AGREEMENT (this "**Agreement**") is entered into as of November 20, 2025 (the "**Effective Date**"), by and between Coherent Corp., a Pennsylvania corporation (the "**Company**") and BCPE Watson (DE) BML, LP (the "**Holder**").

WHEREAS, the Holder is a registered holder and beneficial owner of all of the issued and outstanding shares of the Company's Series B-1 Convertible Preferred Stock with no par value per share (the "**Series B-1 Preferred**") and Series B-2 Convertible Preferred Stock with no par value per share (the "**Series B-2 Preferred**" and, together with the Series B-1 Preferred, the "**Series B Preferred**");

WHEREAS, pursuant to Section 5 of Exhibit A to the Statement with Respect to Shares amending the Amended and Restated Articles of Incorporation of the Company filed with the Pennsylvania Department of State on March 30, 2021 (the "**SWRTS**"), the Holder is entitled to convert its Series B Preferred into shares of common stock with no par value of the Company (the "**Common Stock**"); and

WHEREAS, it is the intent of the Company and the Holder that, from and after the Effective Date, the Holder shall not have the right to convert its Series B Preferred into Common Stock, to the extent that after giving effect to such conversion, the Holder and its affiliates would beneficially own in excess of 9.99% (the "**Maximum Percentage**") of the Common Stock outstanding immediately after giving effect to such conversion.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder hereby agree as follows, intending to be legally bound:

1.   Conversion Blocker. The Holder of the Series B Preferred shall not have the right to convert, and the Company shall not effect the exercise of a voluntary conversion by the Holder of any, such Series B Preferred into Common Stock, and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder and its affiliates, together with any Attribution Parties (collectively, the "**Holder Parties**"), would beneficially own in excess of the Maximum Percentage of the Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder Parties shall include the number of shares of Common Stock issuable upon conversion of the Series B Preferred with respect to which the determination is being made, but shall exclude shares of Common Stock that would be issuable upon exercise of the remaining portion of the Series B Preferred beneficially owned by the Holder Parties that is not subject to conversion into Common Stock. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and "**Attribution Parties**" shall include any and all persons with whom a Holder Party is or would be deemed to be members of a group pursuant to Rule 13d-5(b)(1) promulgated under Section 13(d) of the Exchange Act. For purposes of the Series B Preferred, in determining the number of outstanding shares of Common Stock, the Holders may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company's most recent

Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or Equiniti Trust Company, LLC, as transfer agent, setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the Holder of the Series B Preferred, the Company shall, within two (2) Business Days, confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of issued and outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the Holders since the date as of which such number of issued and outstanding shares of Common Stock was reported. For the avoidance of doubt, the restrictions set forth in this Section 1 shall not apply to any mandatory conversion by the Company pursuant to the terms of the SWRTS.

2. <u>Representations of the Parties</u>. Each party hereby represents and warrants to the other that:

(a) The execution and delivery and performance by such party of this Agreement: (i) is within such party's power, (ii) has been duly authorized by all necessary action of such party, (iii) is not in contravention of such party's organizational documents (as applicable), (iv) does not violate any law or regulation, or any order or decree of any governmental authority applicable to such party, and (v) does not conflict with, or result in the breach or termination, constitute default under or accelerate any performance required by, any agreement to which such party is bound.

(b) This Agreement has been duly executed and delivered by or on behalf of such party and constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms except as the enforceability may be limited by bankruptcy, insolvency, organization, moratorium and other laws affecting creditors' rights and remedies in general.

3. <u>Miscellaneous</u>.

(a) This Agreement may be executed in any number of counterparts, with all such counterparts constituting one agreement, binding on all of the parties hereto. This Agreement and any amendments hereto, to the extent signed and delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(b) This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the Commonwealth of Pennsylvania, without regard to the conflicts of laws principles thereof. The parties hereby irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Agreement shall be brought solely in a federal or state court located in the Commonwealth of Pennsylvania. By execution hereof, the parties hereby covenant and irrevocably submit to the jurisdiction of the federal and state courts located in the Commonwealth of Pennsylvania and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail addressed to them or their agent, returned receipt requested, with the same force and effect as personally served upon them in the Commonwealth of Pennsylvania. The parties hereto expressly and irrevocably waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of jurisdiction with respect thereto. In the event of any such action or proceeding, the party prevailing therein shall be entitled to payment from the other party to such action of its reasonable attorney's fees and disbursements.

(c)   Each party agrees that it shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments, waivers and documents, as the other parties many reasonably request in order to carry out the intent and accomplish the purposes of this Agreement.

(d)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon their respective successors and assigns.

(e)   Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by facsimile (upon customary confirmation of receipt) or email, addressed to the party to be notified at such party's address as set forth in the books and records of the Company.

(f)   Prior to executing this Agreement, each of the Company and the Holder have had the benefit of the advice and counsel of their own independent attorneys in understanding and negotiating the terms of this Agreement.

(g)   This Agreement and the documents referred to herein constitute the entire agreement between the parties pertaining to the subject matter hereof.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date in and set forth above.

Coherent Corp.

By: /s/ Rob Beard_____
Name: Rob Beard
Title: Chief Legal and Global Affairs Officer

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date in and set forth above.

BCPE Watson (DE) BML, LP
By: BCPE Watson (DE) BML GP, LLC, its general partner

By: /s/ Joseph Robbins_____
Name: Joseph Robbins
Title: President